FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA DEVELOPMENT PIPELINE

AS AT 31 MARCH 2014

NMEs

Phase III / Registration

Submission dates shown for assets in Phase III and beyond. As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Compound	Mechanism	Area Under Investigation	Date Commenced Phase	Estimated Filing
				US	EU	Japan	China
Cardiovascular and Metabolism
Brilinta / Brilique1	ADP receptor antagonist	arterial thrombosis		Launched	Launched	Filed	Launched
Epanova#	omega-3 free fatty acids	hypertriglyceridaemia		Filed
Farxiga / Forxiga2	SGLT-2 inhibitor	diabetes		Launched	Launched	Approved	Filed
Myalept	leptin analogue	lipodystrophy		Approved	2015	N/A
Oncology
Caprelsa	VEGFR / EGFR tyrosine kinase inhibitor with RET kinase activity	medullary thyroid cancer		Launched	Launched	Q3 2014	Filed
moxetumomab pasudotox#	anti-CD22 recombinant immunotoxin	hairy cell leukaemia	Q2 2013	2018	2018
olaparib	PARP inhibitor	BRCAm PSR ovarian cancer		Filed3	Filed
olaparib SOLO-1	PARP inhibitor	1st line BRCAm ovarian cancer	Q3 2013	2017	2017	2017	2017
olaparib SOLO-2	PARP inhibitor	BRCAm PSR ovarian cancer	Q3 2013	2016	2016	2016	2016
olaparib GOLD	PARP inhibitor	2nd line gastric cancer	Q3 2013			2017	2018
olaparib OlympiAD	PARP inhibitor	metastatic breast cancer	Q2 20144	2016	2016	2017
selumetinib# (ARRY-142886) SELECT-1	MEK inhibitor	2nd line KRAS+ NSCLC	Q4 2013	2017	2017
selumetinib# (ARRY-142886) ASTRA	MEK inhibitor	differentiated thyroid cancer5	Q3 2013	2017	2017
selumetinib# (ARRY-142886) SUMIT	MEK inhibitor	uveal melanoma5	Q1 20146	2015	2015

Phase III / Registration (continued)

Compound	Mechanism	Area Under Investigation	Date Commenced Phase	Estimated Filing
				US	EU	Japan	China
Respiratory, Inflammation and Autoimmunity
benralizumab#	anti-IL-5R MAb	severe asthma	Q4 2013	2016	2016
brodalumab# AMAGINE-1,2,3	anti-IL-17R MAb	psoriasis	Q3 2012	++	++
brodalumab# AMVISION-1,2	anti-IL-17R MAb	psoriatic arthritis	Q1 2014	++	++
lesinurad	selective uric acid reabsorption inhibitor (SURI)	chronic treatment of patients with gout	Q4 2011	Q4 2014	Q4 2014		2017
PT003 GFF	LAMA / LABA	COPD	Q2 2013	2015	2016
PT001 GP	LAMA	COPD	Q2 2013	2015	2016
Infection
CAZ AVI# (CAZ104) RECLAIM	cephalosporin / beta lactamase inhibitor	serious infections	Q1 2012	N/A	Q4 2014	2015	2016
CAZ AVI# (CAZ104) REPROVE	cephalosporin / beta lactamase inhibitor	hospital-acquired pneumonia / ventilator-associated pneumonia	Q2 2013	N/A	2017	2017	2018
Zinforo#	extended spectrum cephalosporin with affinity to penicillin-binding proteins	pneumonia / skin infections		N/A	Launched	N/A	Q2 2014
Neuroscience
naloxegol# (NKTR-118)	oral peripherally-acting mu-opioid receptor antagonist	opioid-induced constipation		Filed	Filed
# Partnered product.
++ Filing is the responsibility of the partner.
1 Brilinta in the US; Brilique in rest of world.
2 Farxiga in the US; Forxiga in rest of world.
3 FDA accepted submission April 2014.
4 First patient randomised April 2014.
5 These indications previously included under the broad Phase II project listing.
6 First patient expected to dose early Q2 2014.

NMEs

Phases I and II

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Cardiovascular and Metabolism
AZD1722#	NHE3 inhibitor	ESRD-Pi CKD with T2DM / ESRD-fluid retention	II	Q1 2013
AZD4901	hormone modulator	polycystic ovarian syndrome	II	Q2 2013
roxadustat# (FG-4592)	hypoxia-inducible factor inhibitor	anaemia in CKD / ESRD	II1		2018	NA	NA	2016
MEDI6012	LCAT	arterial thrombosis	I	Q1 2012
MEDI8111	Rh-factor II	trauma / bleeding	I	Q1 2014
Oncology
AZD1775#	WEE-1 inhibitor	ovarian cancer	II	Q4 2012
AZD2014	mTOR serine / threonine kinase inhibitor	solid tumours	II	Q1 2013
AZD4547	FGFR tyrosine kinase inhibitor	solid tumours	II	Q4 2011
MEDI-551#	anti-CD19 MAb	haematological malignancies	II	Q1 2012
MEDI-573#	anti-IGF MAb	metastatic breast cancer	II	Q2 2012
MEDI4736#	anti-PD-L1 MAb	NSCLC	II	Q1 2014
selumetinib# (ARRY-142886)	MEK inhibitor	2nd line KRAS- NSCLC	II	Q1 2013
tremelimumab	anti-CTLA4 MAb	mesothelioma	II	Q2 2013
AZD5363#	AKT kinase inhibitor	breast cancer	II	Q1 2014
AZD1208	PIM kinase inhibitor	haematological malignancies	I	Q1 2012
AZD6738	ATR serine / threonine kinase inhibitor	CLL / head & neck	I	Q4 2013
AZD8186	PI3 kinase beta inhibitor	solid tumours	I	Q2 2013
AZD9150#	STAT3 inhibitor	haematological malignancies	I	Q1 2012
AZD9291	EGFR tyrosine kinase inhibitor	solid tumours	I	Q1 2013
MEDI-565#	anti-CEA BiTE MAb	solid tumours	I	Q1 2011
MEDI0639#	anti-DLL-4 MAb	solid tumours	I	Q2 2012
MEDI0680 (AMP-514)	anti-PD-1 MAb	solid tumours	I	Q4 2013
MEDI3617#	anti-ANG-2 MAb	solid tumours	I	Q4 2010
MEDI4736# + tremelimumab	anti-PD-L1 MAb + anti-CTLA4 MAb	solid tumors	I	Q4 2013
MEDI4736# + dabrafenib + trametinib2	anti-PD-L1 MAb + BRAF inhibitor + MEK inhibitor	melanoma	I	Q1 2014
MEDI6469#	murine anti-OX40 MAb	solid tumours	I	Q1 2006

NMEs

Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Oncology (continued)
moxetumomab pasudotox#	anti-CD22 recombinant immunotoxin	pALL	I	Q3 2008
volitinib# (AZD6094)	MET tyrosine kinase inhibitor	solid tumours	I	Q1 2012
Respiratory, Inflammation and Autoimmunity
AZD2115#	MABA	COPD	II	Q2 2012
AZD5069	CXCR2 antagonist	asthma	II	Q4 2010
anifrolumab# (MEDI-546)	anti-IFN-alphaR MAb	SLE	II	Q1 2012
benralizumab#	anti-IL-5R MAb	COPD	II	Q4 2010
brodalumab#	anti-IL-17R MAb	asthma	II	Q2 2013
mavrilimumab#	anti-GM-CSFR MAb	rheumatoid arthritis	II	Q1 2010
MEDI2070#	anti-IL-23 MAb	Crohn's disease	II	Q1 2013
MEDI7183#	anti-a4b7 MAb	Crohn's disease / ulcerative colitis	II	Q4 2012
MEDI8968#	anti-IL-1R MAb	COPD / HS	II	Q4 2011
RDEA3170	selective uric acid reabsorption inhibitor (SURI)	chronic management of hyperuricaemia in patients with gout	II	Q3 2013
sifalimumab# (MEDI-545)	anti-IFN-alpha MAb	SLE	II	Q3 2008
tralokinumab	anti-IL-13 MAb	asthma / IPF	II	Q1 2008
AZD1419	TLR9 antagonist	asthma	I	Q3 2013
AZD4721	CXCR2 antagonist	COPD	I	Q3 2013
AZD7624	inhaled P38 inhibitor	COPD	I	Q1 2013
AZD8848#	inhaled TLR7 antagonist	asthma	I	Q2 2012
MEDI-551#	anti-CD19 MAb	multiple sclerosis	I	Q3 2012
MEDI5872#	anti-B7RP1 MAb	SLE	I	Q4 2008
MEDI9929#	anti-TSLP MAb	asthma	I	Q4 2008
PT010	LAMA / LABA / ICS	COPD	I	Q4 2013
Infection
AZD5847	oxazolidinone anti-bacterial inhibitor	tuberculosis	II	Q4 2012
CXL#	beta lactamase inhibitor / cephalosporin	MRSA	II	Q4 2010
ATM AVI	monobactam / beta lactamase inhibitor	targeted serious bacterial infections	I	Q4 2012
AZD0914	GyrAR	serious bacterial infections	I	Q4 2013
MEDI-550	pandemic influenza virus vaccine	pandemic influenza prophylaxis	I	Q2 2006

NMEs

Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Infection (continued)
MEDI-559 (PRVV)	paediatric RSV vaccine	RSV prophylaxis	I	Q4 2008
MEDI4893	MAb binding to S. aureus toxin	hospital-acquired pneumonia / serious S. aureus infection	I	Q1 2013
MEDI92873	H7N9 vaccine	avian influenza	I	Q4 2013
Neuroscience
AZD3241	myeloperoxidase inhibitor	Parkinson's disease	II	Q2 2012
AZD5213	histamine-3 receptor antagonist	Tourette's syndrome / neuropathic pain	II	Q4 2013
AZD3293#	beta-secretase inhibitor	Alzheimer's disease	I	Q4 2012
AZD6423	NMDA antagonist	suicidal ideation	I	Q3 2013
# Partnered product.
1 In-licensed asset in late-development but the Phase III AstraZeneca programme has yet to randomise its first patient.
2 MedImmune-sponsored study in collaboration with GSK.
3 Vaccine in development through a CRADA with NIH.
Line Extensions

Compound	Mechanism	Area Under Investigation	Date Commenced Phase	Estimated Filing
				US	EU	Japan	China
Cardiovascular and Metabolism
Brilinta / Brilique1 EUCLID	ADP receptor antagonist	outcomes study in patients with peripheral artery disease	Q4 2012	2016	2016	2016	2017
Brilinta / Brilique1 PEGASUS- TIMI 54	ADP receptor antagonist	outcomes study in patients with prior myocardial infarction	Q4 2010	2015	2015	2015	2017
Brilinta / Brilique1 SOCRATES	ADP receptor antagonist	outcomes study in patients with stroke or TIA	Q1 2014	2016	2016	2016	2017
Brilinta / Brilique1 THEMIS	ADP receptor antagonist	outcomes study in patients with Type 2 diabetes and CAD, but without a previous history of MI or stroke	Q1 2014	2017	2017	2018	2018
Bydureon Dual Chamber Pen	GLP-1 receptor agonist	diabetes		Approved	Filed	Q2 2014
Bydureon EXSCEL	GLP-1 receptor agonist	outcomes study	Q2 2010	2018	2018	2018
Bydureon weekly suspension	GLP-1 receptor agonist	diabetes	Q1 2013	2015	2015
Farxiga / Forxiga2 DECLARE- TIMI 58	SGLT-2 inhibitor	outcomes study	Q2 2013	2020	2020
Kombiglyze XR FDC / Komboglyze FDC3	DPP-4 inhibitor / metformin FDC	diabetes		Launched	Launched		Filed
Onglyza SAVOR-TIMI 53	DPP-4 inhibitor	outcomes study	Q2 2010	Q1 20144	Filed		2015
saxagliptin / dapagliflozin FDC	DPP-4 inhibitor / SGLT-2 inhibitor FDC	diabetes	Q2 2012	2015	2015
Xigduo XR FDC / Xigduo FDC5	SGLT-2 inhibitor / metformin FDC	diabetes		Filed	Approved6
Oncology
Caprelsa	VEGFR / EGFR tyrosine kinase inhibitor with RET kinase activity	differentiated thyroid cancer	Q2 2013	2016	2016	2016
Faslodex FALCON	oestrogen receptor antagonist	1st line advanced breast cancer	Q4 2012	2016	2016	2016	2016
Iressa	EGFR tyrosine kinase inhibitor	treatment beyond progression	Q1 2012		2015	2015	2015
Respiratory, Inflammation and Autoimmunity
Symbicort7	ICS / LABA	Breath Actuated Inhaler asthma / COPD
Neuroscience
Diprivan#	sedative and anaesthetic	conscious sedation		N/A	Launched	Q4 2014	Launched
Gastrointestinal
Entocort	glucocorticoid steroid	Crohn's disease / ulcerative colitis		Launched	Launched	2015	N/A
linaclotide#	GC-C receptor peptide agonist	irritable bowel syndrome with constipation (IBS-C)		N/A	N/A	N/A	2015
Nexium	proton pump inhibitor	peptic ulcer bleeding		Approved	Launched	N/A	Launched
# Partnered product.
1 Brilinta in the US; Brilique in rest of world.
2 Farxiga in the US; Forxiga in rest of world.
3 Kombiglyze XR in the US; Komboglyze FDC in the EU.
4 Filed and awaiting regulatory acceptance.
5 Xigduo XR FDC in the US; Xigduo FDC in the EU.
6 Approval granted in January 2014 but reported as a progression for FY2013.
7 Development of a new BAI device is ongoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 April 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary